March 4, 2009

Catherine T. Brown/Staff Attorney
United States Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Re:	National Golf Emporium Inc. Registration Statement on Form S-1 Filed December 11, 2008 File No. 333-156069

Dear Ms. Brown:

We represent National Golf Emporium Inc. (the “Company” or “National Golf”). We are in receipt of your letter dated January 8, 2009 regarding the above referenced filing and the following are our responses:

General

1.
We note that several of your selling stockholders are or were stockholders, officers or directors of companies that do not appear to have implemented their stated business plan, that have engaged in reverse mergers, that have generated no or minimal revenues and/or that have not timely filed reports with us.  For example, it appears that David Allison, one of your selling stockholders, and/or his relatives were involved as officers, directors and/or selling stockholders of Compuprint, Inc. n/k/a Terra Energy & Resource Technologies, Inc. (“Compuprint”), Willowtree Advisor Inc. n/k/a Omnireliant Holdings, Inc. (“Willowtree”), Supportspan, Inc. n/k/a Adex Media, Inc. (“Supportspan”), New Age Translation, Inc. n/k/a InfoLogix, Inc. (“New Age Translation”), CCP Worldwide, Inc. a/k/a Dyadic International Inc. (“CCP”) and Magnadata, Inc. n/k/a Mortgagebrokers.com Holdings, Inc. (“Magnadata”).  While  not intended to be an exhaustive list, additional examples include:

•	Your selling stockholders Faye Miller and W. Stacy Miller were selling stockholders of PawSpa, Inc. and your selling stockholder Edd Cocerill was the sole officer and director of PawSpa, Inc.;
•
More than 25% of your selling stockholders (including W. Stacy Miller, Allison Couture, Bryan Scherich, Henry Scherich, Linda Scherich, Nathan Scherich, David Howard, Ralph “Stan” Pickett and Thomas Shute) also were selling stockholders of Willowtree as was a Jeff Sawarynski who may be related to your sole officer and director, Bryan Sawarynski;

•	Your selling stockholder Henry Scherich was a director of Compuprint;
•
Your selling stockholders Ralph “Stan” Pickett, Beth Marie Siracuse, and Thomas Shute were selling stockholders of Supportspan and Chad Allison, the son of your selling stockholder David Allison, was the principal officer of Supportspan;

•
Your selling stockholder Thomas Shute was a selling stockholder of New Age Translation and your selling stockholder David Allison introduced fifteen of the investors in New Age Translation to its sole officer and director; and

•	Your selling stockholder Scott McDowell was a selling stockholder of CCP and your selling stockholder Thomas Shute was a director of CCP.

In light of this track record, please tell us, with a view to disclosure in your filing, why Rule 419 of Regulation C does not apply to you. Alternatively, please revise your disclosure throughout your registration statement to comply with Rule 419. Rule 419, concerning offerings by blank check companies, defines a blank check company in section (a)(2) as a company issuing penny stock that is “a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity.” In discussing this definition in the adopting release, the Commission stated that it would “scrutinize..offerings for attempts to create the appearance that the registrant…has a specific business plan, in an effort to avoid the application of Rule 419.” See Release No. 33-6932 (April 28, 19.

Answer:
Notwithstanding the above the Company does not believe that it needs to comply with Rule 419 since is not a blank check company because it has a specific business plan and has moved forward with its business operations. Specifically the Company, while in the development stage, is proceeding with its business plan to create an on-line golf equipment retail store focusing on the sale of golf equipment and related items. Its goal is to become a company that provides golf-related products, services and information to golfers and enables other golf businesses to better serve their customers and take advantage of additional revenue opportunities within the worldwide golf market.  In order to meet this plan its strategy is to build its strategic relationships and Internet-related technologies, to further develop our services.  The following sets forth the steps the Company has taken in furtherance of its business plan:

1.
The Company signed on a lease effective January 1, 2009 for the establishment of an office to conduct our business. It is located at 25188 Genesee Trail Road, Suite 250, Golden, CO 80401. The monthly rental rate is $500.

2.	The Company purchased a Dell laptop computer with sufficient software to facilitate business operations.

3.	The Company entered into a contract on January 30, 2009 with DanSites of San Francisco, CA. for the development of its website.

4.	Our CEO, Bryan Sawarynski, attended The Denver Golf Expo in Denver, CO. on February 7th & 8th and made valuable contacts on behalf of the Company.

The Company is aware that certain of its shareholders have been investors, officers and/or directors in previous company registrations.  Many of the specific companies proved unsuccessful in executing their business plans and becoming viable independent reporting companies. Each company had their own independent efforts, circumstances and reasons for their given outcomes. Common to each company was an understanding at some point that the best interests of the shareholders was served by pursuing a different course of action than specified within the intention of the original business plan. Certain investors have a greater tolerance for risk in the pursuit of potential gains. Thus they are interested and willing to make relatively modest investments in private placements. The Company has a group of qualified investors who are fully schooled in the risks associated with the registration of National Golf Emporium, Inc. and have accepted the offering and the noted risks.

In addition, if necessary, such relationships can be fully disclosed in the S-1 Registration Statement and the Company believes that the failures of the past companies will not stop the Company from its process in pursuing its business plan as set forth above.  Although there are relationships between the shareholders and other failed businesses, the Company’s sole officer and director has had no involvement with any of these companies.  He was simply introduced to some of these investors through various relationships and these investors agreed to invest based on their experience in the public market place even though they understood the risks involved with a development stage company.  Based upon same and since the Company has a specific business purpose and has taken steps in furtherance of its business plan as set forth above and in the registration statement the Company is not a blank check company as defined in Rule 419 of Regulation C of the Securities.  Based upon same the S-1 has not been revised to comply with Rule 419.

Prospectus Cover Page

2.	Please disclose on the cover page of your prospectus that you have received a going concern opinion and state the amount of accumulated losses to date.

Answer:	The prospectus cover page has been revised to disclose that the Company has a going concern opinion and to state the amount of accumulated losses to date.

      Risk Factors, page 2

      “The Offering Price of the Shares was Arbitrarily Determined…” page 3

3.
You refer to the offering price as $1.00 in this risk factor, however, it appears that you intend to offer the shares at an initial fixed price of $0.10. Please revise. Also, please tell us why you or your shareholders determined to offer the shares at a price of $0.10 considering it is the same price the shareholders paid for original issuance of the common stock in the private placement, which provides no potential for profit.

Answer:
The offering price has been revised to $.20 throughout the S-1 based upon the price shares were sold to shareholders in a private placement memorandum of $.10 plus an increase based on the fact the shares will be liquid and registered.  This risk factor has been revised to reflect the $.20.

        Our officers and directors beneficially own…, page 3

4.
Please revise this risk factor to reflect that you have only one officer and director. Please make similar revisions on page 14 (and elsewhere as appropriate), where the caption also reads as if to suggest that you have more than one officer and director.

Answer:	This risk factor and throughout the S-1 has been revised to clarify that the Company only has one officer and director.

        Cautionary Statement Regarding Forward-Looking Statements, page 3

5.
Under this heading you state that “[s]uch forward-looking statements include, but are not limited to, statements regarding our and their management’s expectations, hopes, beliefs, intentions or strategies regarding the future, including our financial condition, results of operations, and the expected impact of the Share Exchange on the parties’ individual and combined financial performance.” Please clarify what you mean by “their management’s expectations” and the “expected impact of the Share Exchange on the parties’ individual and combined financial performance.” In addition, under this heading you make several references to “this report.”  Please revise to replace the word report with registration statement under this heading.

Answer:
This section has been revised to remove the references to “management’s expectations” and the “expected impact of the Share Exchange on the parties’ individual and combined financial performance”. The word report has also been changed to registration statement in this section.

        Item 9. Description of Securities to be Registered, page 6

6.
Your indication that the common shares being offered, “when issued, will be fully paid and non-assessable, with no personal liability attaching to the ownership”  must be based on an opinion of counsel as the company is not in a position to opine as to the legality of the issuance of the shares.  Please revise the discussion to state that counsel has opined on these matters, identify counsel and revise to state “when sold” as these shares have already been issued.

Answer:	This section has been revised to state that counsel has opined on these matters, to identify counsel and to revise to state “when sold” since the shares are already issued.

        Information about the Registrant, page 7

        Industry Overview, page 7

7.
You state that “recent statistics and trends on the golf industry have been compiled from and prepared by the National Golf Foundation”. Please provide copies of these documents to us, appropriately marked to highlight the sections relied upon and cross-referenced to your registration statement.  In addition, please tell us whether these documents are publicly available without cost or at a nominal expense. Please also tell us whether you commissioned any of the referenced sources.  Please include with your submission of these materials any necessary supporting schedules setting forth your analysis of the source material.  Alternatively, if statements under this heading are based upon management’s belief, please indicate that this is the case and include an explanation for the basis of such belief.

Answer:	This section has been removed from the S-1 since the Company would rather readers of the registration statement focus on the Company itself and not the industry it is operating in.

         Management’s Discussion and Analysis of Financial Condition and Results of Operation,

         Plan of Operations, page 12

8.
Please revise this section to discuss in greater detail your plan of operation for the next twelve months.  Provide disclosure of each of your planned activities, each material event or step required to pursue your planned activities including any contingencies and the manner in which you intend on conducting your business thereafter. Disclose the estimated costs and the approximate timetable for beginning and completing each step. In its present form the disclosure is not clear about when you intend to commence operations and exactly how you plan to implement your business plan.  Refer to Item 101(a)(2) of Regulation S-K.  Although not intended as an exhaustive list, when revising this section, please consider the following:

•
In your Prospectus Summary under the subheading “About Our Company” on page 1, you describe your business as an “online community for golfers that provides an e-commerce marketplace for the sale of golf-related equipment and apparel, golf-related news and information;” however, we note that your website is not operational.  Please disclose your planned activities  for getting your website operational, each material event or step required to pursue your planned activities in this regard including any contingencies and the manner in which you intend on conducting your business thereafter. Disclose the estimated costs and the approximate timetable associated with getting your website operational.

•
Under the heading “Industry Overview” on page 7, you indicate that you intend to concentrate on selling golf equipment, that you may expand into sales of apparel and that you do not intend to provide golf instruction services.  By contrast, on page 8 under the heading “The Market Opportunity” you state your belief “that [you] have a considerable opportunity to tap into additional sources of revenue such as commissions from selling greens fees, golf related travel, golf instruction, business to business solutions and catalog sales.”  Revise your disclosures to clearly state what products you intend to sell and what services you intend to provide and clarify how you intend to generate revenues now as distinguished from the future.

•
Under the heading ”Business Strategy: on page 8, you describe your three-part business strategy and state that his strategy includes “expanding [your] online community, expanding and developing industry relationships and expanding traditional distribution channels.” Your use of the word expanding in all three instances as well as in other parts of your registration statement suggests that you already have an online community, existing industry relationship(s) and existing traditional distribution channels.  Please clarify under the heading “Business Strategy” on page 8 and elsewhere, including this heading, as appropriate.

•
Under the heading “Business Strategy – Marketing” on page 9, you state that you “will selectively use promotional offers to further [your] brand building efforts.”  Your use of the phrase “to further [your] brand building efforts” seems to suggest that you already have engaged in brand building efforts. Please describe your efforts in this regard.

•
Also under the heading “Business Strategy – Marketing: on page 9, you refer to promotions “such as on-site merchandising of products [you] have purchased in bulk from vendors at reduced prices that [you] can sell to [your] customers at discounted prices.” Your financial statements do not list as assets any inventory. Please clarify whether you have purchased any inventory. If not, please revise this statement. If you have purchased inventory, please explain why this is not reflected on your financial statements. Please also discuss under this heading your plans to purchase inventory, identify your suppliers and the estimated expense associated therewith.

•
Under the heading “Business Strategy – Marketing” on page 9 you state that your “affiliate marketing effort will be designed to deepen [your] relationship with golf customers and expand [your] customer base.” Your use of the phrases “deepen your relationship with golf customers” and “expand your customer base” both seem to suggest that you have existing relationships and existing customers.  Without an operational website, please clarify these statements.

•
Please also disclose what impact you expect the recent economic downturn will have on your proposed business.  In this regard, we note your disclosure under the subheading “The Market Opportunity” on page 8 that “golfers are an appealing demographic group, in terms of income and purchasing power, to target as a business opportunity.”

The above are only examples based upon your existing disclosure. Generally, provide additional disclosure so that an average investor can make an informed judgment about your business and potential operations. In doing so, please clearly specify what steps you have taken to date, what steps you need to take to advance your business, and what is required to make those advancements. Include all key details relevant to an understanding of your business. We may have further comment based upon your revisions.

Answer:                 The Plan of Operations has been revised significantly in accordance with the above.

Item 15. Recent Sales of Unregistered Securities, page II-2

9.	Please file the form or forms of subscription agreement used for the private placements referenced under this heading as an exhibit(s) to your registration statement.

Answer:                 The form of subscription agreement is attached as an exhibit to the S-1.

Item 17. Undertakings, page II-2

10.
Please revise your undertakings to track the language required by Item 512(a) of Regulation S-K. It appears that you (i) omit text in two places in the undertaking required by Item 512(a)(1)(ii) of Regulation S-K, (ii) omit the lead-in to the undertaking required by Item 512(a)(5) of Regulation S-K, and (iii) repeat text in your undertaking numbered (A)(2) on page II-4.   In addition, please include the undertaking required by Item 512(h) of Regulation S-K.

Answer:	The undertakings have been revised to track the language required by Item 512(a) of Regulation S-K and to include the undertaking required by Item 512(h) of Regulation S-K.

Signatures, page II-5

11.
Please include the signature of your principal financial officer in your next filing. If Mr. Sawarynski also serves as your principal financial officer, please include his title on the signature page and make corresponding changes under the heading “Directors, Executive Officers, Promoters and Control Persons” on page 14.  Refer to Instruction 1 to “Signatures” of Form S-1

Answer:	Mr. Sawarynksi’s signature as the principal financial officer has been added to the signature and the change has been made throughout the S1.

Very truly yours,

ANSLOW & JACLIN, LLP

By: /S/ GREGG E. JACLIN
             GREGG E. JACLIN